LPATH, INC.

November 29, 2016

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attention:                                         Suzanne Hayes, Assistant Director

Joseph McCann, Senior Counsel

Josh Samples, Senior Counsel

Re:                             Acceleration Request of Lpath, Inc.

Registration Statement on Form S-4, as amended
Filed on October 11, 2016 (File No. 333-214059)

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, Lpath, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action  to cause the above-referenced Registration Statement on Form S-4 to become effective on Thursday, December 1, 2016, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

Thank you for your assistance.  If you should have any questions, please contact Jeff Thacker of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Registrant, at (858) 436-8064.

Very truly yours,

/s/ Gary J.G. Atkinson
Gary J.G. Atkinson
Interim Chief Executive Officer and Chief Financial Officer
Lpath, Inc.